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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June 2002

                        SUN INTERNATIONAL HOTELS LIMITED
                 (Translation of registrant's name into English)

                   Coral Towers, Paradise Island, The Bahamas
                    (address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F:   X                               Form 40-F:

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:                                        No:   X

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b):


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CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

     On June 24, 2002, Sun International Hotels Limited (the "Company") removed Arthur Andersen LLP ("Andersen") as the Company's independent public accountants and on June 24, 2002 retained Deloitte & Touche LLP ("D&T") as the Company's new independent public accountants for the fiscal year 2002. This change was made upon the recommendation of the audit committee of the Company's board of directors and with the approval of the Company's board of directors. The decision to change independent public accountants was based on the continuing uncertainty regarding Andersen's future and is not a reflection of Andersen's commitment or the quality of the services it provided to the Company.

     Andersen's reports on the Company's consolidated financial statements for the years ended December 31, 2001 and December 31, 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

     During the years ended December 31, 2001 and December 31, 2000 and through the date of this Form 6-K, there were no disagreements with Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

     The Company provided Andersen with a copy of the foregoing disclosures. Attached as Exhibit 16 is a copy of Andersen's letter, dated June 25, 2002, stating its agreement with such statements.

     During the years ended December 31, 2001 and December 31, 2000 and through the date hereof, the Company did not consult D&T with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

EXHIBITS

Exhibit No.                Description
-----------                -----------

   16 Letter from Arthur Andersen LLP to the Securities and Exchange Commission dated June 25, 2002

   99.1             Press Release dated June 25, 2002



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                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Sun International Hotels Limited

                                        By:  /s/ John R. Allison
                                           -----------------------------------
                                           Name:  John R. Allison
                                           Title: Chief Financial Officer

Date: June 25, 2002



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                                 EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------

   16 Letter from Arthur Andersen LLP to the Securities and Exchange Commission dated June 25, 2002

   99.1             Press Release dated June 25, 2002